FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2023

MANSION COLLECTION I LLC

(a Delaware series limited liability company)

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report may contain certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain and actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. You are cautioned not to place undue reliance on any of these forward-looking statements.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Mansion Collection I LLC was formed on December 15, 2022 (“Inception”) in the State of Delaware. Mansion Collection is an investment vehicle which intends to enable investors to own fractional ownership of a specific short-term rental property. This lowers the cost-of-entry and minimizes the time commitment for real estate investing. An investment in the company entitles the investor to the potential economic and tax benefits normally associated with direct property ownership, while requiring no investor involvement in asset or property management.

Mansion Group Inc. (“Mansion Group”) is the company’s Managing Member. As the company’s Managing Member, it will manage the company’s day-to-day operations. Mansion Group is also the Managing Member of each Series and Mansion Life Properties NC LLC (“Mansion Life PM”), a wholly owned subsidiary of Mansion Group. Mansion Life PM is the Property Manager of each Series and will manage each property that a Series acquires.

Qualified Series Interests as of June 30, 2023

No Series Interests were qualified under Regulation A (“Regulation A”) of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), as of June 30, 2023.

Recent Developments

The company qualified the first Series under Regulation A on September 27, 2023, with a maximum offering amount of $799,506. As of the date of this Offering Circular such Series has raised offering proceeds of $30,663 and has not acquired a property.

Emerging Growth Company

While we currently have no intention of making such an election, we may elect to become a public reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company, as defined in the JOBS Act, under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including, but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•	being permitted to comply with reduced disclosure obligations regarding executive compensation in the company’s periodic reports and proxy statements; and
•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and unit holder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We would expect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.07 billion; (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter; or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Results of Operations

As of June 30, 2023, the company had not yet commenced its planned operations.

Liquidity and Capital Resources

Each Series commenced planned operations on the date of acquisition of its Property. Each Series will be dependent upon raising the minimum offering amount. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

On June 11, 2023, the first Series (the “Baroness”) entered into a real estate purchase agreement with a related third party-seller, Mansion Collection Charlotte (“MCC”). The Baroness Purchase Agreement provides for the Series Baroness' purchase the property and furnishings located at 405 Johnston Drive Pineville, NC for $662,884. Pursuant to the Purchase Agreement the Series Baroness will acquire the property from MCC upon the closing of the Series offering.

Trends

Our results of operations are affected by a variety of factors, including conditions in the financial markets and the economic and political environments, particularly in the United States. Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control are unpredictable and could negatively affect the value of the series properties, our ability to acquire and manage single family rentals and the success of our current and future offerings. In addition to the aforementioned macroeconomic trends, we believe the following factors will influence our future performance:

•	Recent increases interest rates may have a negative effect on the demand for our offerings due to the attractiveness of alternative investments.
•	The continuing increase in prices in the United States housing market may result in difficulties in sourcing properties and meeting demand for our offerings.
•	Continued increases in remote work arrangements may lead to greater rental activity in our target markets.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report on Form 1-K for the year ended December 31, 2022. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023, are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

MANSION COLLECTION I LLC AND ITS SERIES

UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

For the six months ended June 30, 2023

Table of Contents

Consolidated and consolidating Balance Sheet as of June 30, 2023 (unaudited) and December 31, 2022

Consolidated and consolidating Statement of Operations for the six months ended June 30, 2023 (unaudited) and 2022 (unaudited)

Consolidated and consolidating Statement of Members’ Equity for the six months ended June 30, 2023 (unaudited) and 2022

Consolidated and consolidating Statement of Cash Flows for the six months ended June 30, 2023 (unaudited) and 2022 (unaudited)

Notes to consolidated and consolidating Financial Statements

MANSION COLLECTION I LLC

COMBINED BALANCE SHEETS

AS OF JUNE 30, 2023(UNAUDITED)

	Mansion Collection I	Series Baroness	Consolidated
Assets
Current assets
Cash	$0	$0	$0
Total current assets	0	0	0

Total assets	$0	$0	$0

Liabilities and Member’s Equity
Current liabilities
None	$0	$0	$0
Total current liabilities	0	0	0

Member’s equity	0	0	0

Total Liabilities and Member’s Equity	$0	$0	$0

MANSION COLLECTION I LLC

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2022

	Mansion Collection I	Series Baroness	Consolidated
Assets
Current assets
Cash	$0	$0	$0
Total current assets	0	0	0

Total assets	$0	$0	$0

Liabilities and Member’s Equity
Current liabilities
None	$0	$0	$0
Total current liabilities	0	0	0

Member’s equity	0	0	0

Total Liabilities and Member’s Equity	$0	$0	$0

MANSION COLLECTION I LLC
STATEMENTS OF OPERATIONS
FOR THE PERIOD FROM JANUARY 1, 2023 THROUGH JUNE 30, 2023 (UNAUDITED)

	Mansion Collection I	Series Baroness	Consolidated
Rental income	$0	$0	$0

Operating expenses
None	0	0	0
Total operating expenses	0	0	0

Net operating income	0	0	0

Net income (loss)	$0	$0	$0

MANSION COLLECTION I LLC

STATEMENTS OF OPERATIONS

FOR THE PERIOD FROM DECEMBER 15, 2022 (INCEPTION) THROUGH

DECEMBER 31, 2022 (UNAUDITED)

	Mansion Collection I	Series Baroness	Consolidated
Rental income	$0	$0	$0

Operating expenses
None	0	0	0
Total operating expenses	0	0	0

Net operating income	0	0	0

Net income (loss)	$0	$0	$0

MANSION COLLECTION I LLC
STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)
FOR THE PERIOD FROM JANUARY1, 2023 THROUGH JUNE 30, 2023 (UNAUDITED)

	Mansion Collection I	Series Baroness	Consolidated
Balance as of December 15, 2022	$0	$0	$0
Net (loss)	$0	$0	$0
Balance as of December 31, 2022	$0	$0	$0

MANSION COLLECTION I LLC

STATEMENTS OF MEMBERS’ EQUITY (DEFICIT)

FOR THE INCEPTION PERIOD FROM DECEMBER 15, 2022

THROUGH DECEMBER 31, 2022 (UNAUDITED)

	Mansion Collection I	Series Baroness	Consolidated
Balance as of December 15, 2022	$0	$0	$0
Net (loss)	$0	$0	$0
Balance as of December 31, 2022	$0	$0	$0

MANSION COLLECTION I LLC

STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1, 2023 THROUGH JUNE 30, 2023 (UNAUDITED)

	Mansion Collection I	Series Baroness	Consolidated
Cash Flows from Operations
Net income (loss)	$0	$0	$0
Adjustments to net income (loss)
Changes in assets and liabilities
None	0	0	0
Total Cash Flows from Operations	0	0	0

Cash Flows from Investments
None	0	0	0
Total Cash Flows from Investments	0	0	0

Cash Flows from Financing
None	0	0	0
Total Cash Flows from Financing	0	0	0

Total Cash Flows	0	0	0
Beginning Cash Balance	0	0	0
Ending Cash Balance	$0	$0	$0

MANSION COLLECTION I LLC

STATEMENTS OF CASH FLOWS

FOR THE INCEPTION PERIOD FROM DECEMBER 15, 2022 THROUGH DECEMBER 31, 2022 (UNAUDITED)

	Mansion Collection I	Series Baroness	Consolidated
Cash Flows from Operations
Net income (loss)	$0	$0	$0
Adjustments to net income (loss)
Changes in assets and liabilities
None	0	0	0
Total Cash Flows from Operations	0	0	0

Cash Flows from Investments
None	0	0	0
Total Cash Flows from Investments	0	0	0

Cash Flows from Financing
None	0	0	0
Total Cash Flows from Financing	0	0	0

Total Cash Flows	0	0	0
Beginning Cash Balance	0	0	0
Ending Cash Balance	$0	$0	$0

MANSION COLLECTION I LLC AND ITS SERIES

NOTES TO THE UNAUDITED CONSOLIDATED AND CONSOLIDATING FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Mansion Collection 1 LLC is a Delaware Series limited liability company formed on December 15, 2022, under the laws of Delaware. Mansion Collection I LLC was formed to permit public investment in individual real estate properties. Each short-term rental property will be owned by a separate Series of the company that will be established by Mansion Group Inc. (the “Manager”) to acquire the residential property. Each Series may hold the specific property that it acquires directly or in a wholly-owned subsidiary, which would be a limited liability company organized under laws of the state in which the series property is located. As a Delaware Series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series are segregated and enforceable only against the assets of such Series, as provided under Delaware law. Principal operations of Mansion Collection I LLC and its Series (collectively, the “Company”) have yet to commence.

On May 31, 2023 the company established its first series, Series Baroness, for the purposes of acquiring the property located at 405 Johnston Drive Pineville, NC 28134.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company’s ability to continue as a going concern for the next twelve months is dependent upon, among other things, the ability to successfully implement the business model, raise sufficient capital from outside investors and deploy such to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of June 30, 2023, the Company had $0 of cash on hand.

Sales Taxes

Various states impose a sales tax on the Company’s sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company’s accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Long-Lived Assets

Assets are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to thirty years depending on the asset type.

The Company will review the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of June 30, 2023, the Company had not yet acquired any fixed assets.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles (“GAAP”), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels.

•	Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability.
•	Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

The Company is taxed as a partnership for US federal tax purposes. Items of income, loss, credit and gain are passed through to the members of the Company. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Recent Accounting Pronouncements

In February 2017, FASB issued ASU No. 2017-02, “Leases (Topic 842),” that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company’s financial statements.

NOTE 3: PLANNED ACQUISITIONS

As part of the acquisitions and fund raising described in Notes 1 and 9, on June 11, 2023, the Series Baroness entered into a real estate purchase agreement for a real estate property from an affiliate company, Mansion Collection Charlotte, LLC (“Seller”) located at 405 Johnston Dr., Charlotte, NC (“Planned Asset Purchase”) for the amount of $662,884.

NOTE 4: INCOME TAX PROVISION

The Series will elect to be taxed as a C corporation.

NOTE 5: MEMBERSHIP INTEREST

The Company has a single member though, as discussed in Note 9, individual series companies may have different membership interests.

On May 31, 2023, the Company issued Mansion Group, its Managing Member, 500 Baroness Series Interests.

NOTE 6: DEBT

The Company does not have any borrowings.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Litigation

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 8: RELATED PARTY TRANSACTIONS

Related-Party Transactions

As discussed above, the Company has entered into a sale purchase agreement to acquire a real estate asset from an affiliate company. The Company has endeavored to structure the sale on arm’s-length terms, but, since the entities are related, there is no guarantee that the sales price is the same as could be obtained on the open market.

NOTE 9: SUBSEQUENT EVENTS

Reg A Securities Offering and Associated Acquisition

The company qualified the first Series under Regulation A on September 27, 2023, with a maximum offering amount of $799,506. As of the date of this Offering Circular such Series has raised offering proceeds of $30,663 and has not acquired a property. The Company intends to raise funds sufficient to complete the acquisition described in Note 3 above.

On June 11, 2023, the Series Baroness entered into a real estate purchase agreement (the "Baroness Purchase Agreement") with Mansion Collection Charlotte that will be assigned to a wholly owned subsidiary of Series Baroness prior to closing. The Baroness Purchase Agreement provides for the Series Baroness' purchase of the Johnston property, plus all furniture, fixtures, and linens, at an agreed upon purchase price plus closing costs. Concurrently with the assignment of the Baroness Purchase Agreement, the Company will enter into a Property Management Agreement with Mansion Life Properties NC LLC, another related party, to manage the property under the Series Baroness.

Management’s Evaluation

The Company has evaluated subsequent events through December 26, 2023, the date the unaudited financial statements were available to be issued. All significant events have been disclosed.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1.1	Dalmore Agreement*
2.1	Certificate of Formation of Mansion Collection LLC, as amended*
2.2	Operating Agreement*
3.1	Baroness Series Designation*
4.1	Form of Subscription Agreement*
6.1	Form of Property Management Agreement between Mansion Life PM and Baroness*
6.2	Agreement to Purchase and Sale Real Estate between Mansion Collection Charlotte LLC and Baroness*
8.1	Escrow Agreement*
11.1	Auditor’s Consent*
12.1	Opinion of CrowdCheck Law, LLP*
13.1	Testing the waters materials*
13.2	Testing the waters materials: September 2023*

*Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of North Carolina, on December 26, 2023.

Mansion Collection I LLC

a Delaware limited liability company

By	Mansion Group Inc., a Delaware corporation Its: Managing Member

	By:	/s/ John Sutton
	Name:	John Sutton
	Title:	Chief Executive Officer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

Mansion Collection I LLC

a Delaware limited liability company

By	Mansion Group Inc., a Delaware corporation Its: Managing Member

	By:	/s/ John Sutton
	Name:	John Sutton
	Title:	Chief Executive Officer, Principal Executive Officer, Chief Financial Officer and Principal Accounting Officer of Mansion Group Inc.
	Date:	December 26, 2023